SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

                                 Amendment No. 1

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       NAVISTAR INTERNATIONAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    63934E108
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
     640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                                 (212) 688-2550

                                 With a copy to:
                            Schulte Roth & Zabel LLP
        919 Third Avenue, New York, NY 10022, Attn: Marc Weingarten, Esq.
                                 (212) 756-2000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 6, 2008
             (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 15 Pages)

CUSIP No. 63934E108             13D              Page 2 of 15 pages

------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 129,702

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 129,702
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 129,702

-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 0.18%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63934E108               13D              Page 3 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,057,602
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,057,602
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,057,602

-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 1.49%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63934E108               13D              Page 4 of 15 pages

 ----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                           WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,187,304

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,187,304

-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,187,304

-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 1.67%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 CO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63934E108               13D              Page 5 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 4,528,960

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 4,528,960
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 4,528,960
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 6.36%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63934E108               13D              Page 6 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 5,716,264
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 5,716,264
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 5,716,264
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 8.03%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63934E108               13D              Page 7 of 15 Pages


            The Schedule 13D initially filed on January 30, 2008, (the "Original
Schedule 13D") relating to the common stock, par value $.10 (the "Common Stock"), of Navistar International Corporation (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555, is hereby amended by this Amendment No. 1 to the Schedule 13D.

          Items 3, 4 and 5 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

Item 3.     Source and Amount of Funds and Other Consideration.

          The 5,716,264 shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $283,110,199. Such shares are held by the Reporting Persons in commingled margin accounts maintained at UBS Securities LLC, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Since other securities are held in the accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.     Purpose of the Transaction.

          The Reporting Persons originally acquired the shares of Common Stock in the ordinary course of business because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons have engaged, and expect to continue to engage, in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, strategy, board composition and future plans of the Issuer, with a view to maximizing long-term value for shareholders.

          Except as described herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 63934E108               13D              Page 8 of 15 Pages


Item 5.     Interest in Securities of the Issuer.

       A.  Owl Creek I, L.P.
              (a) Aggregate number of shares beneficially owned: 129,702.
                  Percentage: 0.18% The percentages used herein and in the rest of Item 5 are calculated based upon the 71,174,848 shares of Common Stock issued and outstanding as of July 31, 2008 as reported by the Issuer in its Form 10-Q for the quarterly period ended July 31, 2008, filed on September 3, 2008.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 129,702
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 129,702
              (c) The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek I in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, has the power to direct the affairs of Owl Creek I, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

      B.  Owl Creek II, L.P.
              (a) Aggregate number of shares beneficially owned: 1,057,602
                  Percentage: 1.49%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,057,602
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,057,602
              (c) The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek II in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, has the power to direct the affairs of Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

CUSIP No. 63934E108               13D              Page 9 of 15 Pages

       C.  Owl Creek Advisors, LLC
              (a) Aggregate number of shares beneficially owned: 1,187,304
                  Percentage: 1.67%
              (b) 1. Sole power to vote or direct vote:  -0-
                  2. Shared power to vote or direct vote:  1,187,304
                  3. Sole power to dispose or direct the disposition:  -0-
                  4. Shared power to dispose or direct the disposition:
                     1,187,304
              (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Issuer within the last sixty days. However, Owl Creek Advisors, LLC is the general partner of Owl Creek I and Owl Creek II, and has the power to direct the affairs of Owl Creek I and Owl Creek II. The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek I and Owl Creek II in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I and Owl Creek II, has the power to direct the affairs of Owl Creek I and Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

       D.  Owl Creek Asset Management, L.P.
              (a) Aggregate number of shares beneficially owned: 4,528,960
                  Percentage: 6.36%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 4,528,960
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     4,528,960
              (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Issuer within the last sixty days. However, Owl Creek Asset Management, L.P. is the investment manager to Owl Creek Overseas and SRIF and has the power to direct the investment activities of Owl Creek Overseas and SRIF. The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek Overseas and SRIF in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
              (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas and SRIF, has the power to direct the investment activities of Owl Creek Overseas and SRIF, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.
              (e) Not applicable.

CUSIP No. 63934E108               13D              Page 10 of 15 Pages


       E.  Jeffrey A. Altman
             (a) Aggregate number of shares beneficially owned: 5,716,264
                 Percentage:  8.03%
             (b) 1.  Sole power to vote or direct vote: -0-
                 2.  Shared power to vote or direct vote: 5,716,264
                 3.  Sole power to dispose or direct the disposition: -0-
                 4.  Shared power to dispose or direct the disposition:
                     5,716,264
             (c) Mr. Altman did not enter into any transactions in the Common Stock of the Issuer within the last sixty days. The acquisition/sale dates, number of shares of Common Stock acquired/sold and the price per share for all transactions by Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF in the Common Stock within the last 60 days, are set forth in Schedule A and are incorporated by reference.
             (d) Not applicable.
             (e) Not applicable.

CUSIP No. 63934E108               13D              Page 11 of 15 Pages

                                SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  October 8, 2008

                                 /s/ Jeffrey A. Altman
                                 ---------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Socially Responsible Investment Fund, Ltd.

CUSIP No. 63934E108               13D              Page 12 of 15 pages

                           Schedule A

                       OWL CREEK I, L.P.



                         Number of shares        Open market/       Price per
Date of Transaction      Purchased/(Sold)      Cross Transaction      share

     8/15/2008                (400)                   O              (58.49)

      9/1/2008              (1,000)                   C              (55.50)

      9/2/2008               1,100                    O               55.50

     9/23/2008              (3,000)                   O              (58.10)

     9/24/2008              (2,600)                   O              (58.24)

     10/2/2008               4,800                    O               40.38

     10/3/2008               2,800                    O               42.56

     10/3/2008               3,900                    O               42.41

     10/6/2008               5,300                    O               35.36

     10/7/2008               1,900                    O               34.91

     10/8/2008              11,400                    O               30.53

CUSIP No. 63934E108               13D              Page 13 of 15 Pages

                               OWL CREEK II, L.P.



                         Number of shares        Open market/       Price per
Date of Transaction      Purchased/(Sold)      Cross Transaction      share

     8/15/2008              (3,500)                   O              (58.49)

      9/1/2008               5,700                    C               55.50

      9/2/2008               9,000                    O               55.50

     9/23/2008             (23,800)                   O              (58.10)

     9/24/2008             (21,900)                   O              (58.24)

     10/2/2008              57,900                    O               40.38

     10/3/2008              21,300                    O               42.56

     10/3/2008              30,300                    O               42.41

     10/6/2008              45,300                    O               35.36

     10/7/2008              14,000                    O               34.91

     10/8/2008              94,700                    O               30.53

CUSIP No. 63934E108               13D              Page 14 of 15 Pages

                          OWL CREEK OVERSEAS FUND, LTD.

                         Number of shares        Open market/       Price per
Date of Transaction      Purchased/(Sold)      Cross Transaction      share

     8/15/2008              (14,200)                  O              (58.49)

      9/1/2008               (4,500)                  C              (55.50)

      9/2/2008               38,900                   O               55.50

     9/18/2008              (17,900)                  O              (55.28)

     9/23/2008              (81,000)                  O              (58.10)

     9/24/2008              (95,299)                  O              (58.24)

     10/2/2008              156,100                   O               40.38

     10/3/2008               86,800                   O               42.56

     10/3/2008              123,000                   O               42.41

     10/6/2008              180,800                   O               35.36

     10/7/2008               63,700                   O               34.91

     10/8/2008              384,100                   O               30.53

CUSIP No. 63934E108               13D              Page 15 of 15 Pages

              OWL CREEK SOCIALLY RESPONSIBLE INVESTMENT FUND, LTD.


                         Number of shares        Open market/       Price per
Date of Transaction      Purchased/(Sold)      Cross Transaction      share

     8/15/2008              (1,300)                   O              (58.49)

      9/1/2008                (200)                   C              (55.50)

      9/2/2008               1,000                    O               55.50

     9/18/2008              (1,300)                   O              (55.28)

     9/23/2008                (100)                   O              (58.10)

     9/24/2008              (2,400)                   O              (58.24)

     10/2/2008               3,100                    O               40.38

     10/3/2008               1,900                    O               42.56

     10/3/2008               2,800                    O               42.41

     10/6/2008               4,400                    O               35.36

     10/7/2008               1,750                    O               34.91

     10/8/2008               9,800                    O               30.53